Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

April 10, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Chindex International, Inc.
Form 10-K for fiscal year ended March 31, 2008 Filed June 16, 2009 File No. 001-33524

Ladies and Gentlemen:

We are counsel to Chindex International, Inc. (the “Company”).  Reference is made to the Staff’s comment letter dated March 30, 2009 to the Company regarding its Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008 (the “Form 10-K”) and the amendment thereto filed on July 29, 2008 (the “Form 10-K/A”).  Set forth below in bold typeface are the Company’s responses to the Staff’s comments, which are repeated below seriatim.

Form 10-K Filed on June 16, 2008

Cover Page

1.
We note that on the cover page you list your common stock as being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, but not pursuant to Section 12(b) of the Exchange Act.  On page 23, you disclose your common stock is listed on the Nasdaq Global Market.  In 2006, the Nasdaq, as part of its registration as a national securities exchange, filed applications on behalf of its listed companies to register their previously Section 12(g) listed securities under Section 12(b) of the Exchange Act.  Therefore, it appears that your common stock is registered pursuant to Section 12(b) of the Exchange Act.  Please revise your cover page accordingly.

1.	The Company will file an amendment (the “Amendment”) to the Form 10-K giving effect to the revision.

Item 9A. Disclosure Controls and Procedures, page 71

2.	Please disclose whether there was any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

2.
Item 9A of the Form 10-K will be amended by the Amendment to include the following: “There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Exhibits, page 73

3.
The Exhibit Index refers to Exhibits 10.17, 10.18, 10.19, and 10.20 and makes no mention of any incorporation by reference.  These exhibits were not filed as part of your Form 10-K and we are unable to locate them in earlier filings.  Please file these exhibits.

3.	Item 6 of Part II of the Form 10-K will be amended by the Amendment to include the referenced exhibits, which will be filed therewith.

Certification Pursuant to 18 U.S.C. Section1350, Exhibit 32

4.	We note that your certifications provided in Exhibit 32 are not dated. Please amend your filing to provide dated certifications.

4.
The Company notes that the original certifications as filed with the Form 10-K are dated June 11, 2008, which dates were not included in the filing. The certifications will be re-filed with the Amendment, including such dates.

Form 10-K/A Filed on July 29, 2008

Executive Compensation, page 10

5.
On page 12 of the amendment, you disclose that base salary for each executive officer was partly determined by “the competitive marketplace for persons in comparable positions.”  We also note the disclosure on page 12 that you seek: “to position the executive’s cash compensation generally within a perceived range for comparable positions at similar size companies when superior performance is achieved.”  It appears that you benchmark compensation.  Please identify in future filings the benchmark companies as required by Item 402(b)(2)(xiv) of Regulation S-K.

5.
As disclosed in the Form 10-K/A, the Committee did not engage a consultant to provide advice regarding compensation matters, but subscribed to an Internet-based service that provides cost-of-living differentials around the world and comparable position compensation in a variety of industries, which service was used by the Compensation Committee to a limited extent in its decision-making during fiscal 2008.

The Company does not believe that its decision-making constituted “benchmarking” for purposes of Item 402(b)(2)(xiv) of Regulation S-K (the “Item”). The Company operates in several healthcare markets in China, including providing healthcare through owned hospitals and clinics and marketing and selling medical capital equipment and other medical products for use in hospitals.  The Company believes that it is the only foreign-invested, multi-facility hospital network in China. The Company has not identified any comparable entities having a substantially similar mix of operations and size in China. The Company notes that it used the Internet-based service as an informal guide, but did not numerically or objectively benchmark against any of the data contained therein in any material respect.  As noted on page 11 of the Form 10-K/A, “[T]he base salary for each of the executive officers is guided by the salary levels for perceived comparable positions in the marketplace, as well as the individual’s personal performance and internal alignment considerations.” The Company notes that the reference to perceived comparable positions was the principal use of the Internet-based service.

The Company emphasizes that it exercised broad discretion in whether and to what extent (if at all) to use the information from the Internet-based service. The Company used such information in conjunction with other information, such as informally-perceived compensation opportunities available to our employees in the marketplace.  In fact, the Company believes that its reliance on such information was not a material portion of the mix of information used in its compensation decision-making. As such, the Company respectfully submits that its use of such information did not constitute benchmarking for purposes of the Item.

The Company agrees that in the event in the future it uses such or any other information that constitutes benchmarking to a material extent for purposes of the Item, then it will identify the benchmark companies pursuant to the Item.

6.
You disclose that your Compensation Committee adopted an annual performance-based bonus plan for your executive officers for fiscal year 2008.  The company, however, has not provided quantitative disclosure of the performance targets to be achieved for your named executive officers to earn either their annual cash or equity performance bonuses.  In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  If you intend to disclose specific performance targets for the next fiscal year, please provide us with your specific performance target disclosure for the next fiscal year in a draft format within the timeframe noted below.  You may provide asterisks for the specific targets in your response letter to us, but the specific targets must be disclosed in your next Form 10- K or proxy if incorporated by reference.  To the extent that it is appropriate to omit  specific targets in the next fiscal year, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K in your response letter.

6.
Reference is made to the Company’s Executive Management Incentive Program for fiscal 2008 (the “2008 EMIP”), which was adopted on November 29, 2007 and is contained in its Current Report on Form 8-K filed November 30, 2007.  The 2008 EMIP is discussed in the 2008 Form 10-K/A. The principal measure of performance under the 2008 EMIP was the operating income (“OI”) of the Company and respective divisions, as the case may be, as determined in accordance with the Company’s approved fiscal 2008 budget. The EMIP contains specific guidance as to the application of those measures for each executive officer, in addition to permitted discretion of the Company.  In the Form 8-K, the Company noted: “We do not disclose the OI amounts contained in the approved fiscal 2008 budget for the Company, which amounts are statements of expectations and estimates of future results and the disclosure thereof could cause competitive harm to the Company. The Compensation Committee believes that such OI amounts are reasonably achievable and that OI amounts in excess thereof will be difficult to achieve.” The Company reaffirms the accuracy of the statement at the time.

The Company has an Executive Management Incentive Program for fiscal 2009 (the “2009 EMIP”), which was adopted on June 26, 2008 and is contained in its Current Report on Form 8-K filed June 30, 2008. As with the 2008 EMIP, the principal measure of performance under the 2009 EMIP is OI of the Company and respective divisions, as the case may be, as determined in accordance with the Company’s approved fiscal 2009 budget.  As in 2008, in the applicable Form 8-K, the Company noted: “The Company does not disclose its budgeted operating income contained in its Fiscal 2009 budget for the Company, which amounts are statements of expectations and estimates of future results and the disclosure of which could cause competitive harm to the Company. The Committee believes that the budgeted operating income amounts are reasonably achievable and that amounts in excess thereof will be difficult to achieve.”

The Company believes that it continues to be appropriate to omit the specific budgeted OI amounts from its public filings, since the disclosure thereof would expose it to serious competitive disadvantage and harm.  The Company operates in a unique niche in the Chinese healthcare industry and as noted is the only foreign-invested, multi-facility hospital network in China. The Company believes that potential competitors constantly seek market information in deciding whether to consider entering the healthcare services business in the specific geographic areas serviced by the Company’s hospitals. Further, in its sales of medical products, the Company sells medical capital equipment and believes that the advance disclosure of the OI for the Company or that division would immediately allow pricing information of the Company’s products, its market penetration and pricing trends to be inferred by actual and potential competitors. In particular, the Company’s product sales are in an extremely competitive environment where margin information is of critical importance. The company believes that disclosure of the foregoing information would have a direct and adverse competitive impact on the Company.

In addition, the Company notes that while it has on occasion provided general guidance to the public regarding projected period revenues, it consistently refuses to provide any guidance regarding operating income or for that matter earnings or other performance measures. This refusal is based in part on the same anti-competitiveness concerns described above.

Consequently, the Company respectfully submits that it does not currently intend to disclose it OI targets in the 2009 EMIP for fiscal 2009.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

By:	/s/ Gary J. Simon
Gary J. Simon
Partner

cc:           Lawrence Pemble,
Chief Financial Officer, Chindex International, Inc.